SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 21, 2014

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated July 21, 2014, entitled “Syneron Medical to Report Second Quarter 2014 Financial Results on August 6, 2014.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: July 21, 2014

Syneron Medical to Report Second Quarter 2014 Financial Results on August 6, 2014

Yokneam, Israel, July 21, 2014 - Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced that it will release second quarter 2014 financial results before the market opens on Wednesday, August 6, 2014. The earnings release will be available on Syneron's website at www.investors.syneron.com.

Syneron management will host a conference call and a live webcast at 8:30 a.m. (ET) on the same day. A question & answer session will follow management's discussion of events in the second quarter 2014.

Investors and analysts may participate in the conference call using the following dial-in numbers:

US (toll free):        (877) 280-2296
International:        (212) 444-0896

The conference passcode for both is 6801985.

Investors and other interested parties can also access a live webcast of the conference call through the Investor Relations page on Syneron's website at www.investors.syneron.com. Please log-in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets and services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Contacts:

Hugo Goldman, Chief Financial Officer Syneron Medical Email: hugo.goldman@syneron.com	Zack Kubow, The Ruth Group 646-536-7020 Email: zkubow@theruthgroup.com